Exhibit 99.2

SEABRIDGE GOLD INC.

CONSOLIDATED

FINANCIAL STATEMENTS

FOR THE YEARS ENDED

DECEMBER 31, 2022 and 2021

Management’s Responsibility for Financial Statements

The accompanying consolidated financial statements have been prepared by management in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. Financial statements include certain amounts based on estimates and judgments. When an alternative method exists under IFRS, management has chosen a policy it deems most appropriate in the circumstances in order to ensure that the consolidated financial statements are presented fairly, in all material respects, in accordance with IFRS.

The Company maintains adequate systems of internal controls. Such systems are designed to provide reasonable assurance that transactions are properly authorized and recorded, the Company’s assets are appropriately accounted for and adequately safeguarded and that the financial information is relevant and reliable.

The Board of Directors of the Company is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements and the accompanying management’s discussion and analysis. The Board of Directors carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board of Directors and all of its members are non-management directors. The Audit Committee meets periodically with management and the external auditors to discuss internal controls, auditing matters and financial reporting issues, and to satisfy itself that each party is properly discharging its responsibilities. The Audit Committee also reviews the consolidated financial statements, management’s discussion and analysis, the external auditors’ reports, examines the fees and expenses for audit services, and considers the engagement or reappointment of the external auditors. The Audit Committee reports its findings to the Board of Directors for its consideration when approving the consolidated financial statements for issuance to the shareholders. KPMG LLP, the external auditors, have full and free access to the Audit Committee.

/s/ Rudi P. Fronk	/s/ Christopher J. Reynolds
Rudi P. Fronk	Christopher J. Reynolds
Chairman & CEO	Vice President, Finance and Chief Financial Officer
March 30, 2023	March 30, 2023

KPMG LLP Bay Adelaide Centre 333 Bay Street, Suite 4600 Toronto, ON M5H 2S5

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Seabridge Gold Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Seabridge Gold Inc. (the Company) as of December 31, 2022 and 2021, the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2022, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and its financial performance and its cash flows for each of the years in the two-year period ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 30, 2023 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

2023 KPMG LLP, an Ontario limited liability partnership and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved.

Valuation of secured note liability

As discussed in Note 12 to the consolidated financial statements, the Company signed a definitive agreement to sell a secured note for US$225 million. As discussed in Note 3(c)(ii) to the consolidated financial statements, the Company measures the fair value of its secured note liability using a discounted cash flow model with a Monte Carlo simulation. Key assumptions into this model include future silver prices, discount rates, forecasted silver production, and probabilities of Environmental Assessment Certificate (“EAC”) expiry, achieving commercial production and securing project financing. Changes to these inputs and assumptions could have a significant impact on the measurement of the secured note liability. There is significant estimation uncertainty with respect to the application of the key assumptions in determining the fair value of the secured note liability. As discussed in Note 12 to the consolidated financial statements, the fair value of the Company’s secured note liability at inception was $282.3 million and the fair value at December 31, 2022 was $263.5 million.

We identified the determination of the fair value of the secured note liability as a critical audit matter. Significant auditor judgment was required to assess the method and model used to determine the fair value of the secured note liability and to assess certain key assumptions of forecasted silver production, future silver prices and the discount rate used to determine the fair value.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the Company’s process to determine the fair value of the secured note liability. This included controls over the selection of the method and model and over the development and selection of the significant assumptions. We assessed the competence, capabilities and objectivity of the Company’s personnel who prepared the estimates of mineral reserves and resources, including the industry and regulatory standards they applied. We compared forecasted silver production to the Company’s filed technical report. We involved valuation professionals with specialized skills and knowledge who assisted in:

•	evaluating the method and model used to determine the fair value by comparing the method and model applied to generally acceptable methods for similar instruments and recalculating the fair value using the Company’s model;

•	evaluating the estimated future silver prices by performing an independent recalculation using data obtained from third party estimates and sources;

•	evaluating the discount rate by comparing the Company’s assumption to information derived from publicly available third party sources.

/s/ KPMG LLP
Chartered Professional Accountants, Licensed Public Accountants

We have served as the Company’s auditor since 2002.

Toronto, Canada
March 30, 2023

KPMG LLP Bay Adelaide Centre 333 Bay Street, Suite 4600 Toronto, ON M5H 2S5

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Seabridge Gold Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Seabridge Gold Inc.’s (the Company) internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2022 and 2021, the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2022, and the related notes (collectively, the consolidated financial statements), and our report dated March 30, 2023 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, appearing under the heading Internal Control over Financial Reporting in Management’s Discussion and Analysis for the year ended December 31, 2022. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada
March 30, 2023

2023 KPMG LLP, an Ontario limited liability partnership and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved.

SEABRIDGE GOLD INC.

Consolidated Statements of Financial Position

(Expressed in thousands of Canadian dollars)

		December 31,	December 31,
	Note	2022	2021

Assets
Current assets
Cash and cash equivalents	4	$46,150	$11,523
Short-term deposits	4	81,690	29,243
Amounts receivable and prepaid expenses	5	8,220	10,026
Investment in marketable securities	6	3,696	3,367
Convertible notes receivable	7	631	-
		140,387	54,159
Non-current assets
Investment in associate	6	1,389	2,429
Convertible notes receivable	7	-	606
Long-term receivables and other assets	8	51,703	13,038
Mineral interests, property and equipment	9	881,497	662,279
Reclamation deposits	11	20,643	15,231
		955,232	693,583
Total assets		$1,095,619	$747,742

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	10	$42,956	$12,165
Flow-through share premium	13	4,183	1,366
Lease obligations		511	90
Provision for reclamation liabilities	11	4,343	3,680
		51,993	17,301
Non-current liabilities
Secured note	12	263,541	-
Deferred income tax liabilities	18	31,934	23,164
Lease obligations		1,115	182
Provision for reclamation liabilities	11	6,503	4,762
		303,093	28,108
Total liabilities		355,086	45,409

Shareholders’ equity	13	740,533	702,333
Total liabilities and shareholders’ equity		$1,095,619	$747,742

Subsequent events (Notes 4, 6, 7, 13, and 19), commitments and contingencies (Note 19)

The accompanying notes form an integral part of these consolidated financial statements.

These financial statements were approved by the Board of Directors and were signed on its behalf:

/s/ Rudi P. Fronk	/s/ Carol Willson
Rudi P. Fronk	Carol Willson
Director	Director

SEABRIDGE GOLD INC.

Consolidated Statements of Operations and Comprehensive Income (Loss)

(Expressed in thousands of Canadian dollars except common share and per common share amounts)

		Year ended December 31,
	Note	2022	2021

Remeasurement of secured note	12	$36,967	$-
Gain on disposition of mineral interests	13	-	21,943
Corporate and administrative expenses	16	(16,090)	(13,379)
Impairment of investment in associate	6	(873)	-
Equity loss of associate	6	(207)	(221)
Other income - flow-through shares	13	1,366	2,373
Environmental rehabilitation expense	11	(6,722)	(5,377)
Unrealized gain (loss) on convertible notes receivable	7	(16)	104
Foreign exchange gain (loss)		(12,874)	22
Finance costs, interest expense and other income		(3,471)	(116)
Interest income		2,794	176
Earnings before income taxes		874	5,525
Income tax expense	18	(8,268)	(4,630)
Net earnings (loss) for the year		$(7,394)	$895

Other comprehensive income (loss)
Items that will not be reclassified to net income or loss
Remeasurement of secured note		$2,912	$-
Change in fair value of marketable securities		329	(459)
Tax impact		(831)	61
Total other comprehensive income (loss)		2,410	(398)
Comprehensive income (loss) for the year		$(4,984)	$497

Weighted average number of common shares outstanding
Basic	13	80,058,861	76,413,554
Diluted	13	80,058,861	77,600,688

Earnings (loss) per common share
Basic	13	$(0.09)	$0.01
Diluted	13	$(0.09)	$0.01

The accompanying notes form an integral part of these consolidated financial statements.

SEABRIDGE GOLD INC.

Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in thousands of Canadian dollars except number of shares)

	Number of Shares	Share Capital	Warrants	Stock-based Compensation	Contributed Surplus	Deficit	Accumulated Other Comprehensive Gain (Loss)	Total Equity

As at December 31, 2021	78,975,349	$809,269	$-	$8,697	$36,126	$(149,983)	$(1,776)	$702,333
Share issuance - At-The-Market offering	998,629	22,793	-	-	-	-	-	22,793
Share issuance - Private placement	675,400	10,840	-	-	-	-	-	10,840
Share issuance - Options exercised	540,834	11,295	-	(3,974)	-	-	-	7,321
Share issuance - RSUs vested	148,800	3,172	-	(3,172)	-	-	-	-
Share issuance costs	-	(1,237)	-	-	-	-	-	(1,237)
Deferred tax on share issuance costs	-	330	-	-	-	-	-	330
Stock-based compensation	-	-	-	3,138	-	-	-	3,138
Expired options	-	-	-	(34)	34	-	-	-
Other comprehensive income	-	-	-	-	-	-	2,409	2,409
Net loss for the year	-	-	-	-	-	(7,394)	-	(7,394)
As at December 31, 2022	81,339,012	$856,462	$-	$4,655	$36,160	$(157,377)	$633	$740,533
As at December 31, 2020	74,162,286	$704,599	$3,275	$23,011	$36,089	$(150,878)	$(1,378)	$614,718
Share issuance - At-The-Market offering	2,242,112	50,929	-	-	-	-	-	50,929
Share issuance - Private placement	350,000	8,358	-	-	-	-	-	8,358
Share issuance - Options exercised	1,585,501	32,077	-	(14,370)	-	-	-	17,707
Share issuance – Other	500,000	11,100	(3,275)	-	-	-	-	7,825
Share issuance - RSUs vested	135,450	3,413	-	(3,413)	-	-	-	-
Share issuance costs	-	(1,645)	-	-	-	-	-	(1,645)
Deferred tax on share issuance costs	-	438	-	-	-	-	-	438
Stock-based compensation	-	-	-	3,506	-	-	-	3,506
Expired options	-	-	-	(37)	37	-	-	-
Other comprehensive loss	-	-	-	-	-	-	(398)	(398)
Net income for the year	-	-	-	-	-	895	-	895
As at December 31, 2021	78,975,349	$809,269	$-	$8,697	$36,126	$(149,983)	$(1,776)	$702,333

The accompanying notes form an integral part of these consolidated financial statements.

SEABRIDGE GOLD INC.

Consolidated Statements of Cash Flows

(Expressed in thousands of Canadian dollars)

	Year ended December 31,
	2022	2021

Operating Activities
Net income (loss)	$(7,394)	$895
Adjustment for non-cash items:
Remeasurement gain on secured note	(36,967)	-
Gain on disposition of mineral interests	-	(21,943)
Environmental rehabilitation expense	6,722	5,377
Stock-based compensation	3,138	3,506
Other income - flow-through shares	(1,366)	(2,373)
Income tax expense	8,268	4,630
Unrealized foreign exchange loss	21,158	-
Other non-cash items	(2,044)	457
Adjustment for cash items:
Environmental rehabilitation disbursements	(4,499)	(3,320)
Changes in working capital items:
Amounts receivable and prepaid expenses	(845)	(5,056)
Accounts payable and accrued liabilities	5,846	6,090
Net cash used in operating activities	(7,983)	(11,737)

Investing Activities
Investment in short-term deposits	(401,825)	(24,349)
Redemption of short-term deposits	349,378	15,011
Mineral interests, property and equipment	(183,296)	(73,611)
Interest paid	(14,735)	-
Long-term receivables and other assets	(30,545)	(9,172)
Investment in reclamation deposits	(5,412)	(8,465)
Cash proceeds from disposition of mineral interests	-	21,943
Net cash used in investing activities	(286,435)	(78,643)

Financing Activities
Secured note	282,263	-
Share issuance net of costs	36,579	59,104
Exercise of options	7,321	17,707
Exercise of warrants	-	7,825
Payment of lease liabilities	(334)	(77)
Net cash from financing activities	325,829	84,559
Effects of exchange rate fluctuation on cash and cash equivalents	3,216	(184)
Net increase (decrease) in cash and cash equivalents during the year	34,627	(6,005)
Cash and cash equivalents, beginning of the year	11,523	17,528
Cash and cash equivalents, end of the year	$46,150	$11,523

The accompanying notes form an integral part of these consolidated financial statements.

SEABRIDGE GOLD INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

1.	Reporting entity

Seabridge Gold Inc. is comprised of Seabridge Gold Inc. (“Seabridge” or the “Company”) and its subsidiaries, KSM Mining ULC, Seabridge Gold (NWT) Inc., Seabridge Gold (Yukon) Inc., Seabridge Gold Corp., SnipGold Corp. and Snowstorm Exploration (LLC), and is a company engaged in the acquisition and exploration of gold properties located in North America. The Company was incorporated under the laws of British Columbia, Canada on September 4, 1979 and continued under the laws of Canada on October 31, 2002. Its common shares are listed on the Toronto Stock Exchange trading under the symbol “SEA” and on the New York Stock Exchange under the symbol “SA”. The Company is domiciled in Canada, the address of its registered office is 10th Floor, 595 Howe Street, Vancouver, British Columbia, Canada V6C 2T5 and the address of its corporate office is 106 Front Street East, 4th Floor, Toronto, Ontario, Canada M5A 1E1.

2.	Basis of preparation

A.	Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These financial statements were authorized for issuance by the Board of Directors of the Company on March 30, 2023.

B.	Basis of consolidation

(i)	Subsidiaries

Subsidiaries are entities over which the Company has control. Control over an entity exists when the Company is exposed or has rights to returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are deconsolidated from the date on which control ceases.

Business acquisitions are accounted for using the acquisition method whereby acquired assets and liabilities are recorded at fair value as of the date of acquisition with the excess of the purchase consideration over such fair value being recorded as goodwill and allocated to cash generating units. Non-controlling interest in an acquisition may be measured at either fair value or at the non-controlling interest’s proportionate share of the fair value of the acquiree’s net identifiable assets.

If the fair value of the net assets acquired exceeds the purchase consideration, the difference is recognized immediately as a gain in the consolidated statement of operations and comprehensive income (loss).

Where a business combination is achieved in stages, previously held non-controlling equity interests in the acquiree are re-measured at acquisition-date fair value and any resulting gain or loss is recognized in the consolidated statement of operations and comprehensive income (loss) or other comprehensive income, as appropriate. Acquisition related costs are expensed during the period in which they are incurred, except for the cost of debt or equity instruments issued in relation to the acquisition which is included in the carrying amount of the related instrument. Certain fair values may be estimated at the acquisition date pending confirmation or completion of the valuation process. Where provisional values are used in accounting for a business combination, they may be adjusted retrospectively during the measurement period. However, the measurement period will not exceed one year from the acquisition date.

(ii)	Associates

An associate is an entity over which the Company has significant influence but not control nor joint control. Significant influence is presumed to exist where the Company has between 20% and 50% of the voting rights but can also arise where the Company has less than 20% if influence is exerted over policy decisions that affect the entity. The Company’s share of the net assets and net income or loss of associates is accounted for in the consolidated financial statements using the equity method of accounting.

3.	Significant accounting policies

The significant accounting policies used in the preparation of these consolidated financial statements are described below.

A.	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis, except certain financial instruments described in note “M”, which are measured at fair value.

B.	Translation of foreign currencies

These consolidated financial statements are presented in Canadian dollars, which is the Company’s, and each of its subsidiaries’, functional currency.

Foreign currency transactions are translated into Canadian dollars using the exchange rates prevailing at the dates of the transactions or valuation where items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions are recognized in the consolidated statement of operations and comprehensive income (loss).

Monetary assets and liabilities of the Company denominated in a foreign currency are translated into Canadian dollars at the rate of exchange at the statement of financial position date. Non-monetary assets and liabilities are translated at historical rates. Revenues and expenses are translated at average exchange rates prevailing during the period. Exchange gains and losses are included in the determination of profit or loss for the year.

C.	Critical accounting judgments and estimation uncertainty

In applying the Company’s accounting policies in conformity with IFRS, management is required to make judgments, estimates and assumptions about the carrying amounts of certain assets and liabilities. These estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results may differ from these estimates.

(i)	Critical accounting judgments

The following are the critical judgments that the Company has made in the process of applying the Company’s accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements (refer to appropriate accounting policies for details).

Mineral reserves and resources

To calculate reserves and resources, the Company uses assumptions and evaluates technical, economic and geological conditions for each ore body. Measured grade of the ore and geotechnical considerations can have a significant effect on the carrying value of mineral properties and therefore the recoverability of costs. Future market prices for gold and copper and other commodities are also factored into valuation models. Changes to these factors can affect the recoverability of mineral properties and impairment.

Impairment of mineral interests

Mineral interests are tested for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. When an indication of impairment exists, and the carrying amount of the mineral interest exceeds its estimated recoverable amount, the carrying value is written down to the recoverable amount and the loss is recognized in the statement of operations and comprehensive income (loss).

Reclamation Liabilities

The Company records legal and constructive obligations required to restore locations in the period in which the obligation is incurred with a corresponding increase in the carrying amount of the related property. For closed mines, changes to obligations are charged directly to the statement of operations and comprehensive income (loss).

(ii)	Key sources of estimation uncertainty

Mineral properties

The recoverability of the carrying value of mineral properties and associated deferred exploration expenses is based on market conditions for minerals, underlying mineral resources associated with the properties and future costs that may be required for ultimate realization through mining operations or by sale. The Company is in an industry that is dependent on a number of factors including environmental, legal and political risks, the existence of economically recoverable reserves, the ability of the Company and its subsidiaries to obtain necessary financing to complete the development, and future profitable production or the proceeds of disposition thereof.

Secured note liability

The Company measures the fair value of its secured note liability using a discounted cash flow model with a Monte Carlo simulation. Key assumptions into this model include future silver prices, discount rates, forecasted silver production, and probabilities of Environmental Assessment Certificate (“EAC”) expiry, achieving commercial production and securing project financing. Changes to these inputs and assumptions could have a significant impact on the measurement of the secured note liability. There is significant estimation uncertainty with respect to the application of the key assumptions in determining the fair value of the secured note liability. Refer to Note 12 for further information.

Reclamation Liabilities

The provision for asset retirement obligations is the best estimate of the present value of the future costs of reclaiming the environment that has been subject to disturbance through exploration activities or historical mining activities. The Company uses assumptions and evaluates technical conditions for each project that have inherent uncertainties, including changes to laws and practices and changes in the status of the site from time-to-time. The timing and cost of the rehabilitation is also subject to uncertainty. For the closed sites, these changes, if any, and changes in discount rates are charged directly to the consolidated statement of operations and comprehensive income (loss). The periodic unwinding of the discount is recognized in income as accretion expense included in finance costs in the consolidated statement of operations and comprehensive income (loss).

Contingencies

The Company funds certain of its exploration expenditures, from time-to-time, with the proceeds from the issuance of flow-through shares and renounces, to subscribers, the expenditures which it determines to be Canadian Exploration Expenses (“CEE”). The Canada Revenue Agency (“CRA”) has disputed the eligibility of certain types of expenditures within the years 2014 to 2016. The Company strongly disagrees with their position and intends to fully defend the Company’s tax filings. No provision has been recorded related to the contingent taxes as the Company does not consider it probable that there will ultimately be an amount payable.

D.	Mineral interests, property and equipment

(i)	Mineral interests

Mineral resource properties are carried at cost. The Company considers exploration and development costs and expenditures to have the characteristics of property and equipment and, as such, the Company capitalizes all exploration costs, which include acquisition costs, advance royalties, holding costs, field exploration and field supervisory costs and all costs associated with exploration and evaluation activities relating to specific properties as incurred, until those properties are determined to be economically viable for mineral production. General and administrative costs are only included in the measurement of exploration and evaluation costs where they are related directly to activities in a particular area of interest. The fair value of any recoveries from the disposition or optioning of a mineral property is credited to the carrying value of mineral properties.

Once a project has been established as commercially viable and technically feasible, related development expenditures are capitalized. This includes costs incurred in preparing the site for mining operations. Capitalization ceases when the mine is capable of operating as intended by management.

The actual recoverable value of capitalized expenditures for mineral properties and deferred exploration costs will be contingent upon the discovery of economically viable reserves and the Company’s financial ability at that time to fully exploit these properties or determine a suitable plan of disposition.

When a decision is made to proceed with development in respect of a particular area of interest, the relevant exploration and evaluation asset is tested for impairment, reclassified to development properties, and then amortized over the life of the reserves associated with the area of interest once mining operations have commenced.

(ii)	Construction in progress

Construction in progress includes power infrastructure, camps, bridges, and roads related to early infrastructure development at KSM. Costs are not depreciated until the underlying assets are ready for use as intended by management.

(iii)	Equipment

Equipment located at project site are earth moving equipment, vehicles and other equipment used in the early infrastructure development at KSM. To the extent that the Company utilizes its own equipment for the activities which are capitalized for the mineral properties or the construction in progress, the associated depreciation is capitalized to those assets.

(iv)	Capitalized borrowing costs

Borrowing costs are capitalized and allocated specifically to qualifying assets when funds have been borrowed, either to specifically finance a project or for general borrowings during the period of construction. Qualifying assets are defined as assets that require more than nine months to be brought to the location and condition intended by management. Capitalization of borrowing costs ceases when such assets are ready for their intended use.

E.	Depreciation

Effective from the point an asset is available for its intended use, property and equipment are depreciated using the straight-line method over the estimated economic life of the asset. Estimated useful lives normally vary from three to fifteen years for equipment to a maximum of forty years for buildings. During the development phase, depreciation expense related to the right of use assets and property and equipment is recapitalized to the construction in progress pool.

Residual values, useful lives and depreciation methods are reviewed at least annually and adjusted if appropriate. The impact of changes to the estimated useful lives, depreciation method or residual values is accounted for prospectively.

F.	Leasing arrangements

Leases are recognized as a right-of-use (“ROU”) asset and a corresponding liability at the date at which the leased asset is available for use by the Company. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease period. The ROU asset is depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis. Payments associated with short-term leases and leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less.

G.	Impairment and reversal of impairment

(i)	Financial assets

Financial assets measured at amortized cost are reviewed for impairment at each reporting date to determine whether there is any objective evidence of impairment. A financial asset is considered to be impaired if objective evidence, that can be estimated reliably, indicates that one or more events have had a negative effect on the estimated future cash flows of that asset.

An impairment charge in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate.

A prior period impairment charge is reviewed for possible reversal of impairment whenever an event or change in circumstance indicates the impairment may have reversed. If it has been determined that the impairment has reversed, the carrying amount of the asset is increased to its recoverable amount to a maximum of the carrying amount that would have been determined had no impairment charge been recognized in prior periods. Impairment charge reversals are recognized in the Consolidated statement of operations and comprehensive income (loss).

(ii)	Non-financial assets

The carrying value of the Company’s mineral interests is assessed for impairment when indicators of such impairment exist. Indicators may include the loss of the right to explore in the area; the Company deciding not to continue exploring or incur substantial additional expenditures on the project; or it is determined that the carrying amount of the project is unlikely to be recovered by its development or sale. If any indication of impairment exists, an estimate of the asset’s recoverable amount is calculated to determine the extent of the impairment loss, if any. The recoverable amount is determined as the higher of the fair value less costs of disposal for the asset and the asset’s value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

Impairment is determined on an asset by asset basis, whenever possible. If it is not possible to determine impairment on an individual asset basis, then impairment is considered on the basis of a cash generating unit (“CGU”). CGUs represent the lowest level for which there are separately identifiable cash inflows that are largely independent of the cash flows from other assets or other group of assets.

If the carrying amount of the asset exceeds its recoverable amount, the asset is impaired, and an impairment loss is charged immediately to comprehensive loss within the consolidated statements of operations and comprehensive income (loss) so as to reduce the carrying amount to its recoverable amount.

An assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the Company makes an estimate of the recoverable amount.

A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. If this is the case, the carrying amount of the asset is increased to its recoverable amount. The increased amount cannot exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the consolidated statements of operations and comprehensive income (loss).

H.	Reclamation liabilities

Provisions for environmental restoration are recognized when: (i) the Company has a present legal or constructive obligation as a result of past exploration, development or production events; (ii) it is probable that an outflow of resources will be required to settle the obligation; and (iii) the amount can be reliably estimated. Provisions do not include obligations which are expected to arise from future disturbance.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation incorporating risks specific to the obligation using a pre-tax rate that reflects current market assessments of the time value of money. When estimates of obligations are revised, the present value of the changes in obligations is recorded in the period by a change in the obligation amount and a corresponding adjustment to the carrying amount of the related property. For locations where mining activities have ceased, the changes to obligations are charged directly to the consolidated statements of operations and comprehensive income (loss).

The amortization or ‘unwinding’ of the discount applied in establishing the net present value of provisions due to the passage of time is charged to the consolidated statements of operations and comprehensive income (loss) in each accounting period.

The ultimate cost of environmental remediation is uncertain and cost estimates can vary in response to many factors including changes to the relevant legal requirements, the emergence of new restoration techniques or experience at other mine sites. The expected timing of expenditure can also change, for example in response to changes in ore reserves or production rates. As a result, there could be significant adjustments to the provisions for restoration and environmental cleanup, which would affect future financial results.

Funds on deposit with third parties provided as security for future reclamation costs are included in reclamation deposits on the statement of financial position.

I.	Income taxes

Income tax expense comprises current and deferred tax. Current and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination or items recognized directly in equity. Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized using the asset and liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

Deferred tax is measured at the rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax is not recognized for the following temporary differences; the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future where the timing of the reversal of the temporary differences can be controlled by the parent. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill which is not deductible for tax purposes.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

The Company has certain non-monetary assets and liabilities for which the tax reporting currency is different from its functional currency. Any translation gains or losses on the remeasurement of these items at current exchange rates versus historic exchange rates that give rise to a temporary difference is recorded as a deferred tax asset or liability.

J.	Stock-based compensation (options and restricted share units)

The Company applies the fair value method for stock-based compensation and other stock-based payments. The fair value of options is valued using the Black Scholes option-pricing model and other models for the two-tiered options and restricted share units as may be appropriate. The grant date fair value of stock-based payment awards granted to employees is recognized as an employee expense, with a corresponding increase in equity, over the period that the employees unconditionally become entitled to the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that meet the related service and non-market performance conditions at the vesting date (Note 13). The Company reviews estimated forfeitures of options on an ongoing basis.

The factors affecting stock-based compensation include estimates of when stock options might be exercised share price volatility and the assessment of the probability and timing of those instruments that have non-market performance vesting criteria. The timing for exercise of options is out of the Company’s control and will depend upon a variety of factors, including the market value of the Company’s shares and financial objectives of the share-based instrument holders. The Company uses historical data to determine volatility in accordance with appropriate fair value methodology. However, the future volatility is uncertain, and the model has its limitations.

K.	Flow-through shares

The Company finances a portion of its exploration activities through the issuance of flow-through common shares. The tax deductibility of qualifying expenditures is transferred to the investor purchasing the shares. Consideration for the transferred deductibility of the qualifying expenditures is often paid through a premium price over the market price of the Company’s shares. The Company reports this premium as a liability on the statement of financial position and the balance is reported as share capital. At each reporting period, and as qualifying expenditures have been incurred, the liability is reduced on a proportionate basis and income is recognized in the consolidated statements of operations and comprehensive income (loss).

L.	Net earnings (loss) per common share

Basic earnings (loss) per common share is computed based on the weighted average number of common shares outstanding during the year. The Company uses the treasury stock method for calculating diluted earnings per share which assumes that stock options with an exercise price lower than the average quoted market price were exercised at the later of the beginning of the year, or time of issue and Restricted Share Units (“RSU”s). Stock options with an exercise price greater than the average quoted market price of the common shares are not included in the calculation of diluted earnings (loss) per share as the effect is anti-dilutive.

M.	Financial instruments

The Company recognizes financial assets and financial liabilities on the date the Company becomes a party to the contractual provisions of the instruments. A financial asset is derecognized either when the Company has transferred substantially all the risks and rewards of ownership of the financial asset or when cash flows expire. A financial liability is derecognized when the obligation specified in the contract is discharged, canceled or expired. Certain financial instruments are recorded at fair value in the consolidated statement of financial position.

Non-derivative financial instruments

Non-derivative financial instruments are recognized initially at fair value plus attributable transaction costs, where applicable for financial instruments not classified as fair value through profit or loss (“FVTPL”). Subsequent to initial recognition, non-derivative financial instruments are classified and measured as described below.

Financial assets at FVTPL

Cash and cash equivalents and short-term deposits are classified as financial assets at FVTPL and are measured at fair value. Cash equivalents are short-term deposits with maturities of up to 90 days at the date of purchase. Short-term deposits consist of investments with maturities from 91 days to one year at the date of purchase. Convertible notes receivable are recorded at FVTPL.

Financial assets at amortized cost

Trade and other receivables are classified as and measured at amortized cost using the effective interest rate method, less impairment losses, if any.

Financial assets at fair value through other comprehensive income

The Company’s investments in equity marketable securities are designated as financial assets at fair value through other comprehensive income and are recorded at fair value on the trade date with directly attributable transaction costs included in the recorded amount. Subsequent changes in fair value are recognized in other comprehensive income.

Non-derivative financial liabilities

Accounts payable and accrued liabilities are accounted for at amortized cost, using the effective interest rate method.

Secured note

The Company has elected to account for its secured note liability and all embedded derivatives as a single financial liability. The change in fair value of the secured note liability is recognized in profit or loss. The change in the fair value related to the Company’s own credit risk is recorded through other comprehensive income (loss).

N.	Accounting pronouncements

New accounting standards and interpretations issued and effective:

Amendments to IAS 16 - Property, Plant and Equipment: Proceeds before Intended Use

Amendments to IAS 16 were issued by the IASB in May 2020. The amendments prohibit deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity recognizes the proceeds from selling such items, and the cost of producing those items, in the Consolidated Statements of Operations and Comprehensive Income. The Company adopted the amendments effective January 1, 2022. The application of these amendments did not have an impact on the Company’s consolidated financial statements.

Accounting pronouncements issued but not yet effective:

Certain pronouncements have been issued by the IASB that are mandatory for accounting periods after December 31, 2022:

●	Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12 Income Taxes) effective for annual periods beginning on or after January 1, 2023

●	Definition of Accounting Estimates (Amendments to IAS 8) effective for annual periods beginning on or after January 1, 2023

●	Presentation of Financial Statements (Amendments to IAS 1 and IFRS Practice Statement 2) effective for annual periods beginning on or after January 1, 2023

●	Classification of Liabilities as Current or Non-current (Amendments to IAS 1) effective for annual periods beginning on or after January 1, 2024

●	Lease Liability in a Sale and Leaseback (Amendments to IFRS 16 Leases) effective for annual periods beginning on or after January 1, 2024.

None of these pronouncements are expected to have a significant impact on the Company’s consolidated financial statements upon adoption.

4.	Cash and cash equivalents and short-term deposits

($000s)	December 31, 2022	December 31, 2021
Cash and cash equivalents	46,150	11,523
Short-term deposits	81,690	29,243
	127,840	40,766

All of the cash and cash equivalents are held in a Canadian Schedule I bank. Short-term deposits consist of Canadian Schedule I bank guaranteed deposits and are cashable in whole or in part with interest at any time to maturity. Subsequent to December 31, 2022, the Company redeemed $80.4 million of short-term deposits.

5.	Amounts receivable and prepaid expenses

($000s)	December 31, 2022	December 31, 2021
HST	4,247	1,698
Prepaid expenses and other receivables	3,973	8,328
	8,220	10,026

6.	Investments

($000s)	January 1, 2022	Fair value through other comprehensive income (loss)	Loss of associate	Impairment		Additions		December 31, 2022
Current assets:
Investments in marketable securities	3,367	329	-	-		-		3,696

Non-current assets:
Investment in associate	2,429	-	(206)	(873	)(a)	39	(b)	1,389

($000s)	January 1, 2021	Fair value through other comprehensive income (loss)	Loss of associate	Impairment	Additions		December 31, 2021
Current assets:
Investments in marketable securities	3,826	(459)	-	-	-		3,367

Non-current assets:
Investment in associate	2,611	-	(221)		39	(c)	2,429

(a)	The Company accounts for its investment in Paramount, a publicly listed company, using the equity method. During the second quarter of 2022, the Company concluded that the fair value of its investment in Paramount, determined based on the closing share price on June 30, 2022, had declined significantly and recorded an impairment of $0.9 million (December 31, 2021- nil) in the consolidated statements of operations and comprehensive income (loss).

(b)	In 2022, the Company received 55,322 common shares of Paramount for payment of interest on the secured convertible notes accrued between July 1, 2021 and June 30, 2022. Subsequent to December 31, 2022, the Company received 43,928 common shares of Paramount for payment of interest on the secured convertible notes accrued between July 1, 2022 and December 31, 2022. The accrued interest is classified as receivable from a related party as of December 31, 2022.

(c)	During the year ended December 31, 2021, the Company received 30,086 common shares of Paramount for payment of interest on the secured convertible notes accrued between July 1, 2020 and June 30, 2021. Refer to note 7 for details on convertible notes receivable.

The Company holds common shares of several mining companies that were received as consideration for optioned mineral properties and other short-term investments, including one gold exchange traded receipt. These financial assets are recorded at fair value of $3.7 million (December 31, 2021 - $3.4 million) in the consolidated statements of financial position. At December 31, 2022, the Company revalued its holdings in its investments and recorded a fair value increase of $0.3 million in the statement of operations and comprehensive income (loss).

Investment in associate relates to Paramount. As at December 31, 2022, the Company holds a 5.6% (December 31, 2021 – 6.4%) interest in Paramount for which it accounts using the equity method on the basis that the Company has the ability to exert significant influence through its representation on Paramount’s board of directors. During 2022, the Company recorded its proportionate share of Paramount’s net loss of $0.2 million (2020 – $0.2 million) within equity loss of associate on the consolidated statements of operations and comprehensive income (loss). As at December 31 2022, the carrying value of the Company’s investment in Paramount was $1.4 million (December 31, 2021 - $2.4 million).

7.	Convertible notes receivable

In September 2019, the Company participated in a private placement to purchase US$410,000, at face value, of secured convertible notes issued by Paramount. Each convertible note had an issue price of US$975 per US$1,000 face value with a four-year maturity. The Company purchased 410 convertible notes for a total of $0.5 million (US$399,750). The convertible notes bear interest at a rate of 7.5% per annum, payable semi-annually. At any time after the issuance of the convertible notes, the Company can convert all or any portion of the outstanding amount into common shares of Paramount at a price of US$1.00 per common share. The convertible notes receivable are recorded at fair value through profit or loss. The fair value of the convertible notes receivable is determined by using the Binomial Option Pricing model.

As at December 31, 2022, the fair value of the convertible notes receivable was $0.6 million (December 31, 2021 - $0.6 million). The fair value was determined using the binomial option pricing model using the following assumptions: risk-free rate of 2.96%, 0.75 years expected remaining life of the convertible note, volatility of 52.6% based on Paramount stock price volatility, forfeiture rate of nil, and dividend yield of nil.

As at December 31, 2021, the fair value of the convertible notes was determined using the binomial option pricing model using the following assumptions: risk-free rate of 0.91%, 1.75 years expected remaining life of the convertible note, volatility of 47% based on Paramount stock price volatility, forfeiture rate of nil, and dividend yield of nil.

During 2022, the Company received 55,322 common shares of Paramount for payment of interest on the secured convertible notes accrued between July 2021 and June 2022. During 2021, the Company received 30,086 common shares of Paramount for payment of interest on the secured convertible notes accrued between July 2020 and June 2021. Subsequent to December 31, 2022, the Company received 43,928 common shares of Paramount for payment of interest on the secured convertible notes accrued and receivable as at December 31, 2022. The accrued interest is classified as receivable from a related party as of December 31, 2022.

8.	Long-term receivables

($000s)	December 31, 2022	December 31, 2021
BC Hydro [1]	38,500	-
Canadian Exploration Expenses (Note 18)	9,337	9,172
British Columbia Mineral Exploration Tax Credit [2]	3,866	3,866
	51,703	13,038

1)	The Company has paid $38.5 million to British Columbia Hydro and Power Authority (“BC Hydro”) as advance payments made pursuant to the Company signing a facilities agreement with BC Hydro covering the design and construction of facilities to supply construction phase hydro-sourced electricity to the KSM project.

2)	During 2016, upon the completion of an audit of the application by tax authorities of the British Columbia Mineral Exploration Tax Credit (“BCMETC”) program, the Company was reassessed $3.6 million, including accrued interest for expenditures that the tax authority has categorized as not qualifying for the BCMETC program. The Company recorded a $3.6 million provision within non-trade payables and accrued expenses on the consolidated statements of financial position as at December 31, 2016 with a corresponding increase in mineral interests. In 2017 the Company filed an objection to the reassessment with the appeals division of the tax authorities and paid one-half of the accrued balance to the Receiver General and reduced the provision by $1.8 million. In 2019, the Company received a decision from the appeals division that the Company’s objection was denied, and the Company filed a Notice of Appeal with the British Columbia Supreme Court. The Attorney General of Canada replied to the facts and arguments in the Company’s Notice of Appeal and stated its position that the Company’s expenditures did not qualify for the BCMETC program. During the first quarter 2022, the Company completed discoveries with the Department of Justice and will continue to move the appeal process forward as expeditiously as possible. The Company intends to continue to fully defend its position. Based on the facts and circumstances of the Company’s objection, the Company concludes that it is more likely than not that it will be successful in its objection. As at December 31, 2022, the Company has paid $1.6 million to the Receiver General, and the Canada Revenue Agency (CRA) has withheld $2.3 million of HST credits due to the Company that would fully cover the residual balance, including interest, should the Company be unsuccessful in its challenge. The amount recorded in long-term receivables as of December 31, 2022 of $3.9 million includes the initial reassessment of $3.6 million, plus accrued interest.

9.	Mineral Interests, Property and Equipment

($000s)	Mineral interests	Construction in progress	Property & equipment [1]	Right-of-use assets [1]	Total
Cost
As at January 1, 2021	591,446	-	-	307	591,753
Additions	40,559	27,061	3,080	100	70,800
As at December 31, 2021	632,005	27,061	3,080	407	662,553
Additions	55,069	120,287	43,177	2,030	220,563
As at December 31, 2022	687,074	147,348	46,257	2,437	883,116
Accumulated Depreciation
As at January 1, 2021	-	-	-	72	72
Depreciation expense	-	-	117	85	202
As at December 31, 2021	-	-	117	157	274
Depreciation expense [1]	-	-	953	392	1,345
As at December 31, 2022	-	-	1,070	549	1,619
Net Book Value
As at December 31, 2021	632,005	27,061	2,963	250	662,279
As at December 31, 2022	687,074	147,348	45,187	1,888	881,497

1)	Depreciation expense related to camps, equipment, and right-of-use assets associated with the KSM construction is capitalized to construction in progress.

Mineral interests, property and equipment additions by project are as follows.

		Year ended December 31, 2022
($000s)	January 1, 2022	Mineral interests	Construction in progress	Property & equipment	Right-of-use assets	Total Additions	December 31, 2022
Additions
KSM [1]	502,015	39,985	120,287	43,177	1,726	205,175	707,190
Courageous Lake	77,176	823	-	-	-	823	77,999
Iskut	41,779	8,125	-	-	-	8,125	49,904
Snowstorm	31,471	3,091	-	-	-	3,091	34,562
3 Aces	9,034	3,045	-	-	-	3,045	12,079
Grassy Mountain	771	-	-	-	-	-	771
Corporate	307	-	-	-	304	304	611
	662,553	55,069	120,287	43,177	2,030	220,563	883,116

		Year ended December 31, 2021
($000s)	January 1, 2021	Mineral interests	Construction in progress	Property & equipment	Right-of-use assets	Total Additions	December 31, 2021
Additions
KSM [2]	444,167	27,607	27,061	3,080	100	57,848	502,015
Courageous Lake	76,522	654	-	-	-	654	77,176
Iskut	37,949	3,830	-	-	-	3,830	41,779
Snowstorm	24,924	6,547	-	-	-	6,547	31,471
3 Aces	7,113	1,921	-	-	-	1,921	9,034
Grassy Mountain	771	-	-	-	-	-	771
Corporate	307	-	-	-	-	-	307
	591,753	40,559	27,061	3,080	100	70,800	662,553

1)	Construction in progress additions at KSM includes $14.7 million of capitalized borrowing costs.

2)	$3.9 million of costs related to the BCMETC audit (refer to Note 8) were reclassified from mineral interests to amounts receivable.

Continued exploration of the Company’s mineral properties is subject to certain lease payments, project holding costs, rental fees and filing fees.

a)	KSM

In 2001, the Company purchased a 100% interest in contiguous claim blocks in the Skeena Mining Division, British Columbia. The vendor maintains a 1% net smelter royalty interest on the project, subject to maximum aggregate royalty payments of $4.5 million. The Company is obligated to purchase the net smelter royalty interest for the price of $4.5 million in the event that a positive feasibility study demonstrates a 10% or higher internal rate of return after tax and financing costs.

In 2011 and 2012, the Company completed agreements granting a third party an option to acquire a 2% net smelter royalty on all gold and silver production sales from KSM for a payment equal to the lesser of $160 million or US$200 million. The option is exercisable for a period of 60 days following the announcement of receipt of all material approvals and permits, full project financing and certain other conditions for the KSM Project.

In December 2020, the Company purchased the Snowfield (renamed East Mitchell) property from Pretium Resources Inc. The East Mitchell property, located in the same valley that hosts KSM’s Mitchell deposit, was purchased for US$100 million ($127.5 million) in cash, a 1.5% net smelter royalty on East Mitchell property production, and a conditional payment of US$20 million, payable following the earlier of (i) commencement of commercial production from East Mitchell property, and (ii) announcement by the Company of a bankable feasibility study which includes production of reserves from the East Mitchell property. US$15 million of the conditional payment can be credited against future royalty payments.

Additions to mineral interests of $40 million (2021 - $27.6 million) consisted of costs incurred to carry out the Company’s environmental, technical support, exploration and drilling programs at KSM.

Additions to construction in progress consisted of $104.6 million (2021- $27.0 million) of KSM assets under construction costs, $14.7 million (2021- nil) of capitalized borrowing costs related to the secured note interest expense, and $0.9 million (2021- $0.1 million) of capitalized depreciation expense.

Additions to property and equipment consisted of $37.8 million (2021- nil) of commissioned camp costs, $4.5 million (2021- $3.1 million) of equipment costs, and $0.7 million (2021- nil) of leasehold improvements

b)	Courageous Lake

In 2002, the Company purchased a 100% interest in the Courageous Lake gold project from Newmont Canada Limited and Total Resources (Canada) Limited. The Courageous Lake gold project consists of mining leases located in Northwest Territories of Canada.

c)	Iskut

On June 21, 2016, the Company purchased 100% of the common shares of SnipGold Corp. which owns the Iskut Project, located in northwestern British Columbia.

In 2022, total mineral interests additions at Iskut were $8.1 million, of which $6.1 million was related to exploration activities, $1.0 million was related to environmental costs, and $0.9 million was related to project payroll costs.

Additions to mineral interests in 2022 consisted of costs to carry out the Company’s exploration and drilling program at Iskut.

d)	Snowstorm

In 2017, the Company purchased 100% of the common shares of Snowstorm Exploration LLC which owns the Snowstorm Project, located in northern Nevada. In connection with the acquisition, the Company has agreed to make a conditional cash payment of US$2.5 million if exploration activities at the Snowstorm Project result in defining a minimum of five million ounces of gold resources compliant with National Instrument 43-101 and a further cash payment of US$5.0 million on the delineation of an additional five million ounces of gold resources.

In 2022, total mineral interests additions at Snowstorm were $3.1 million, which consisted of costs incurred to carry out the Company’s exploration and drill program.

e)	3 Aces

In 2020, the Company acquired a 100% interest in the 3 Aces gold project in the Yukon, Canada from Golden Predator Mining Corp. through the issuance of 300,000 common shares valued at $6.6 million. Should the project attain certain milestones, including the confirmation of a National Instrument 43-101 compliant mineral resource of 2.5 million ounces of gold, the Company will pay an additional $1 million, and upon confirmation of an aggregate mineral resource of 5 million ounces of gold, the Company will pay an additional $1.25 million.

In 2022, total mineral interests additions at 3 Aces were $3.0 million, which consisted of costs incurred to carry out the Company’s exploration and drill program.

f)	Grassy Mountain

In 2013, the Company sold 100% of its interest in the Grassy Mountain Project with a net book value of $0.8 million retained within mineral properties, related to the option to either receive, at the discretion of the Company, a 10% net profits interest royalty or a $10 million cash payment. Settlement is due four months after the later of: the day that the Company receives a feasibility study on the project; and the day that the Company is notified that permitting and bonding for the mine is in place. The current owner of the Grassy Mountain Project is Paramount who completed a feasibility study in 2020 but they have not notified the Company that permitting and bonding for the mine is in place.

10.	Accounts payable and accrued liabilities

($000s)	December 31, 2022	December 31, 2021
Trade payables	15,686	10,190
Non-trade payables and accrued expenses	27,270	1,975
	42,956	12,165

1)	Non-trade payables and accrued expenses include $26.3 million of accrued expenses related to construction at KSM.

11.	Provision for reclamation liabilities

($000s)	December 31, 2022	December 31, 2021
Beginning of the period	8,442	6,164
Disbursements	(4,519)	(3,320)
Environmental rehabilitation expense	6,851	5,515
Accretion	72	83
End of the period	10,846	8,442

Provision for reclamation liabilities – current	4,343	3,680
Provision for reclamation liabilities – long-term	6,503	4,762
	10,846	8,442

The estimate of the provision for reclamation obligations, as at December 31, 2022, was calculated using the estimated discounted cash flows of future reclamation costs of $10.8 million (December 31, 2021 - $8.4 million) and the expected timing of cash flow payments required to settle the obligations between 2022 and 2026. As at December 31, 2022, the undiscounted future cash outflows are estimated at $11.5 million (December 31, 2021 - $8.6 million) primarily over the next three years. The nominal discount rate used to calculate the present value of the reclamation obligations was 4.07% at December 31, 2022 (0.9% - December 31, 2021). For the year ended December 31, 2022, reclamation disbursements amounted to $4.5 million (2021 - $3.3 million).

In 2021, the Company updated the closure plan for the Johnny Mountain mine site and charged an additional $5.4 million of rehabilitation expenses to the consolidated statements of operations and comprehensive income (loss). In 2022, the Company updated the closure plan for the Johnny Mountain mine site and charged an additional $6.6 million of rehabilitation expenses to the consolidated statements of operations and comprehensive income (loss). Expenditures include the estimated costs for the closure of all adits and vent raises, removal of the mill and buildings, treatment of landfills and surface water management as well as ongoing logistics, freight and fuel costs.

In 2022, the Company placed $5.4 million on deposit as security for the reclamation obligations at KSM. As at December 31, 2022, the Company has placed a total of $20.6 million (December 31, 2021 - $15.2 million) on deposit with financial institutions or with government regulators that are pledged as security against reclamation liabilities. The deposits are recorded on the consolidated statements of financial position as reclamation deposit. As at December 31, 2022, the Company had $7.9 million (December 31, 2021, $3.0 million) of uncollateralized surety bond, issued pursuant to arrangements with an insurance company, in support of environmental closure costs obligations related to the KSM project.

12.	Secured note liability

On February 25, 2022, the Company, through its wholly-owned subsidiary, KSM Mining ULC (“KSMCo”) signed a definitive agreement to sell a secured note (“secured note”) that is to be exchanged at maturity for a silver royalty on its 100% owned KSM Project (“KSM”) to institutional investors (“Investors”) for US$225 million. The transaction closed on March 24, 2022. The key terms of the secured note include:

●	When the secured note matures, the Investors will use all of the principal amount repaid on maturity to purchase a 60% gross silver royalty (the “Silver Royalty”) maturity occurs upon the first to occur of:

a)	Commercial production being achieved at KSM; and

b)	Either the 10-year anniversary, or if the Environmental Assessment Certificate (“EAC”) expires and the Investors do not exercise their right to put the secured note to the Company, the 13-year anniversary of the issue date of the secured note.

●	Prior to its maturity, the secured note bears interest at 6.5% per annum, payable quarterly in arrears. The Company can elect to satisfy interest payments in cash or by delivering common shares.

●	The Company has the option to buyback 50% of the Silver Royalty, once exchanged on or before 3 years after commercial production has been achieved, for an amount that provides the Investors a minimum guaranteed annualized return.

●	If project financing to develop, construct and place KSM into commercial production is not in place by the fifth anniversary from closing, the Investors can put the secured note back to the Company for US$232.5 million, with the Company able to satisfy such amount in cash or by delivering common shares at its option. This right expires once such project financing is in place. If the Investors exercise this put right, the Investors’ right to purchase the Silver Royalty terminates.

●	If KSM’s EAC expires at anytime while the secured note is outstanding, the Investors can put the secured note back to the Company for US$247.5 million at any time over the following nine months, with the Company able to satisfy such amount in cash or by delivering common shares at its option. If the Investors exercise this put right, the Investors’ right to purchase the Silver Royalty terminates.

●	If commercial production is not achieved at KSM prior to the tenth anniversary from closing, the Silver Royalty payable to the Investors will increase to a 75% gross silver royalty (if the EAC expires during the term of the secured note and the corresponding put right is not exercised by the Investors, this uplift will occur at the thirteenth anniversary from closing).

●	No amount payable shall be paid in common shares if, after the payment, any of the Investors would own more than 9.9% of the Company’s outstanding shares.

●	The Company’s obligations under the secured note are secured by a charge over all of the assets of KSMCo and a limited recourse guarantee from the Company secured by a pledge of the shares of KSMCo.

A number of the above noted options within the agreement represent embedded derivatives. Management has elected to not separate these embedded derivatives from the underlying host secured note, and instead account for the entire secured note as a financial liability at fair value through profit or loss.

The Company entered into the loan commitment within the scope of IFRS 9 ‘Financial Instruments’ on February 25, 2022 related to the secured note, as at that date, the Company and the Investors were committed under pre-specified terms and conditions to complete the transaction. The loan commitment was initially recognized at a fair value of US$225 million. Upon funding of the secured note on March 24, 2022, the loan commitment was settled with no gain or loss recognized.

The secured note was recognized at its estimated fair value at initial recognition of $282.3 million (US$225 million) using a discounted cash flow model with a Monte Carlo simulation. This incorporated several scenarios and probabilities of the EAC expiring, achieving commercial production and securing project financing, forecasted silver prices and the discount rates. During the year ended December 31, 2022, the fair value of the secured note decreased, and the Company recorded $36.7 million gain on the remeasurement.

The following inputs and assumptions were used in the determination of fair value:

Inputs and assumptions	March 24, 2022	December 31, 2022
Weighted Average Life [1]	23.5 years	44.9 years
Forecast silver production in thousands of ounces	105,778	166,144
Future silver price	US$ 28.96 to US$35.42	US$ 29.38 to US$110.51
Risk-free rate	2.5%	3.4%
Credit spread	5.2%	5.3%
Volatility	60%	60%
Silver royalty discount factor	7.1%	8.6%

1)	Weighted average life reflects the revised silver forecast production schedule contained in the recently filed KSM updated Preliminary Feasibility Study (“PFS”) and Preliminary Economic Assessment (“PEA”) for the KSM project filed in the second quarter of 2022

The carrying amount for the secured note is as follows:

($000s)	Secured Note
Fair value at inception	282,263
Add (deduct):
Unrealized change in fair value	(39,879)
Foreign currency translation loss	21,157
Carrying value and fair value on December 31, 2022	263,541

Sensitivity Analysis:

For the fair value of the secured note, reasonably possible changes at the reporting date to one of the significant inputs, holding other inputs constant, would have the following effects:

Key Inputs	Inter-relationship between significant inputs and fair value measurement	Increase (decrease) (millions)
Key observable inputs	The estimated fair value would increase (decrease) if:
● Silver price forward curve	● Future silver prices were 10% higher	$9.7
	● Future silver prices were 10% lower	$(9.8)
● Discount rates (7.6% - 9.6%)	● Discount rates were 1% higher	$(16.1)
	● Discount rates were 1% lower	$18.7
Key unobservable inputs
● Forecasted silver production	● Silver production indicated silver ounces were 10% higher	$9.7
	● Silver production indicated silver ounces were 10% lower	$(9.8)

13.	Shareholders’ equity

The Company is authorized to issue an unlimited number of preferred shares and common shares with no par value. No preferred shares have been issued or were outstanding at December 31, 2022 or December 31, 2021.

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition, exploration and development of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

The properties in which the Company currently has an interest are in the exploration stage, as such the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company’s approach to capital management during 2022. The Company considers its capital to be share capital, stock-based compensation, warrants, contributed surplus and deficit. The Company is not subject to externally imposed capital requirements.

a)	Equity financings

During the first quarter of 2021, the Company entered into an agreement with two securities dealers, for an At-The-Market offering program, entitling the Company, at its discretion, and from time to time, to sell up to US$75 million in value of common shares of the Company. This program was in effect until the Company’s US$775 million Shelf Registration Statement, that expired in December 2022, was replaced with a new US$750 million the same month. Subsequent to the year end, a US$100 million prospectus supplement was filed and the program was renewed at that time.In 2021, the Company issued 2,242,112 shares, at an average selling price of $22.71 per share, for net proceeds of $49.9 million under the Company’s At-The-Market offering. In 2022, the Company issued 998,629 shares, at an average selling price of $22.82 per share, for net proceeds of $22.3 million under the Company’s At-The-Market offering.

Subsequent to December 31, 2022, the Company entered into a new agreement with two securities dealers, for an At-The-Market offering program, entitling the Company, at its discretion, and from time to time, to sell up to US$100 million in value of common shares of the Company. This program can be in effect until the Company’s US$750 million Shelf Registration Statement expires in 2025. Subsequent to December 31, 2022, the Company issued 313,666 shares, at an average selling price of $18.26 per share, for net proceeds of $5.6 million under the Company’s At-The-Market offering.

In December 2022, the Company issued a total of 675,400 flow-through common shares at an average $22.24 per common share for aggregate gross proceeds of $15.0 million. The Company committed to renounce its ability to deduct qualifying exploration expenditures for the equivalent value of the gross proceeds of the flow-through financing and transfer the deductibility to the purchasers of the flow-through shares. The effective date of the renouncement was December 31, 2022. At the time of issuance of the flow-through shares, $4.2 million premium was recognized as a liability on the consolidated statements of financial position.

In June 2021, the Company issued 350,000 flow-through common shares at $28.06 per common share for aggregate gross proceeds of $9.8 million. The Company committed to renounce its ability to deduct qualifying exploration expenditures for the equivalent value of the gross proceeds of the flow-through financing and transfer the deductibility to the purchasers of the flow-through shares. The effective date of the renouncement was December 31, 2021. At the time of issuance of the flow-through shares, $1.5 million premium was recognized as a liability on the consolidated statements of financial position. During 2021, the Company incurred $1.1 million of qualifying exploration expenditures and $0.2 million of the premium was recognized through other income on the consolidated statements of operations and comprehensive income (loss). During 2022, the Company incurred $8.7 million of qualifying exploration expenditures and the remaining $1.3 million of the premium was recognized through other income on the consolidated statements of operations and comprehensive income (loss).

In June 2020, the Company issued 345,000 flow-through common shares at $32.94 per common share for aggregate gross proceeds of $11.4 million. The Company committed to renounce its ability to deduct qualifying exploration expenditures for the equivalent value of the gross proceeds of the flow-through financing and transfer the deductibility to the purchasers of the flow-through shares. The effective date of the renouncement was December 31, 2020. In accordance with draft legislation released on December 16, 2020 in relation to the COVID-19 pandemic, a 12-month extension was provided to the normal timelines in which the qualifying exploration expenditures should be incurred. At the time of issuance of the flow-through shares, $3.9 million premium was recognized as a liability on the consolidated statements of financial position. During 2020, the Company incurred $4.7 million of qualifying exploration expenditures and $1.6 million of the premium was recognized through other income on the consolidated statements of operations and comprehensive income (loss). During 2021, the Company incurred $6.5 million of qualifying exploration expenditures and $2.2 million of the premium was recognized through other income on the consolidated statements of operations and comprehensive income (loss). During the first quarter of 2022, the Company incurred $0.2 million of qualifying exploration expenditures and the remaining $0.1 million of the premium was recognized through other income on the consolidated statements of operations and comprehensive income (loss).

b)	Stock options and restricted share units

The Company provides compensation to directors and employees in the form of stock options and RSUs. Pursuant to the Share Option Plan, the Board of Directors has the authority to grant options, and to establish the exercise price and life of the option at the time each option is granted, at a price not less than the closing price of the common shares on the Toronto Stock Exchange on the date of the grant of such option and for a period not exceeding five years. All exercised options are settled in equity. Pursuant to the Company’s RSU Plan, the Board of Directors has the authority to grant RSUs, and to establish terms of the RSUs including the vesting criteria and the life of the RSU.

Stock option and RSU transactions were as follows:

	Options			RSUs		Total
	Number of Options	Weighted Average Exercise Price ($)	Amortized Value of options ($000s)	Number of RSUs	Amortized Value of RSUs ($000s)	Stock-based Compensation ($000s)
Outstanding January 1, 2022	1,023,334	14.61	8,125	173,800	572	8,697
Granted	-	-	-	320,266	187	187
Exercised option or vested RSU	(540,834)	13.54	(3,974)	(148,800)	(3,172)	(7,146)
Expired	(5,000)	13.14	(34)	-	-	(34)
Amortized value of stock-based compensation	-	-	-	-	2,951	2,951
Outstanding at December 31, 2022	477,500	15.85	4,117	345,266	538	4,655
Exercisable at December 31, 2022	477,500

	Options			RSUs		Total
	Number of Options	Weighted Average Exercise Price ($)	Amortized Value of options ($000s)	Number of RSUs	Amortized Value of RSUs ($000s)	Stock-based Compensation ($000s)
Outstanding at January 1, 2021	2,611,691	12.51	22,524	135,450	487	23,011
Granted	-	-	-	173,800	573	573
Exercised option or vested RSU	(1,585,501)	11.17	(14,370)	(135,450)	(3,413)	(17,783)
Expired	(2,856)	6.30	(37)	-	-	(37)
Amortized value of stock-based compensation	-	-	8	-	2,925	2,933
Outstanding at December 31, 2021	1,023,334	14.61	8,125	173,800	572	8,697
Exercisable at December 31, 2021	1,023,334

The outstanding share options at December 31, 2022 expire at various dates between October 2023 and June 2024. A summary of options outstanding, their remaining life and exercise prices as at December 31, 2022 is as follows:

	Options Outstanding		Options Exercisable
Exercise price	Number outstanding	Remaining contractual life	Number Exercisable
$16.94	50,000	10 months	50,000
$15.46	377,500	1 year	377,500
$17.72	50,000	1 year 6 months	50,000
	477,500		477,500

During the year ended December 31, 2022, 540,834 options were exercised (2021 - 1,585,501) for proceeds of $3.9 million (2021 - $17.7 million) and 148,800 RSUs vested (2021 - 135,400). In total, 689,634 common shares were issued (2021 - 1,720,951). The weighted average share price at the date of exercise of options exercised during the year ended December 31, 2022 was $18.74 (2021 - $22.39).

In December 2022, 310,266 RSUs were granted. Of these, 37,500 RSUs were granted to Board members, 232,266 RSUs were granted to members of senior management, and the remaining 40,500 RSUs were granted to other employees of the Company. The fair value of the grants, of $5.1 million, was estimated as at the grant date to be amortized over the expected service period of the grants. The expected service period ranges from six months to three years from the date of the grant and is dependent on certain corporate objectives being met. Of the $5.1 million fair value of the grants, $0.1 million was amortized during the fourth quarter of 2022, and the remaining $5.0 million will be amortized over the remaining estimated service periods of the respective tranches.

During the third quarter of 2022, 10,000 RSUs were granted to a Board member. Half of the RSUs vest on the first anniversary of the appointment and the remaining half on the second anniversary. The fair value of the grants, of $0.2 million, was estimated as at the grant date to be amortized over the expected service period of the grants. As at December 31, 2022, $0.1 million of the fair value of the grants was amortized.

In December 2021, 123,800 RSUs were granted. Of these, 28,000 RSUs were granted to Board members, 75,200 RSUs were granted to members of senior management, and the remaining 20,600 RSUs were granted to other employees of the Company. The fair value of the grants, of $2.6 million, was estimated as at the grant date to be amortized over the expected service period of the grants. The expected service period of approximately four months from the date of the grant was dependent on certain corporate objectives being met. Of the $2.6 million fair value of the grants, $0.4 million was amortized during the fourth quarter 2021, and the remaining $2.2 million was amortized during the first quarter of 2022. During the second quarter of 2022, 128,800 RSUs were vested and 119,800 RSUs were exchanged for common shares of the Company.

During the third and fourth quarter of 2021, 40,000 RSUs were granted to three new members of senior management. Half of the RSUs vest on the first anniversary of employment and the remaining half on the second anniversary. The fair value of the grants, of $0.9 million, was estimated at the grant date to be amortized over the expected service period of the grants. In 2022, 20,000 RSUs were vested, and as at December 31, 2022, $0.7 million of the fair value of the grants was amortized.

During the second quarter of 2021, 10,000 RSUs were granted to a Board member. Half of the RSUs vested on the first anniversary of the appointment and the remaining half will vest on the second anniversary. The fair value of the grants, of $0.2 million, was estimated as at the grant date to be amortized over the expected service period of the grants. During the second quarter of 2022, 5,000 RSUs were vested, and as at December 31, 2022, $0.2 million of the fair value of the grants was amortized.

c)	Basic and diluted net income (loss) per common share

Basic and diluted net loss attributable to common shareholders of the Company for the year ended December 31, 2022 was $7.4 million (2021 - $0.9 million net income).

Earnings per share has been calculated using the weighted average number of common shares and common share equivalents issued and outstanding during the period. Stock options are reflected in diluted earnings per share by application of the treasury method. The following table details the weighted average number of outstanding common shares for the purpose of computing basic and diluted earnings per common share for the following periods:

($000s)	December 31, 2022	December 31, 2021
Weighted average number of common shares outstanding	80,058,861	76,413,554
Dilutive effect of options	-	1,023,334
Dilutive effect of RSUs	-	163,800
	80,058,861	77,600,688

For the year ended December 31, 2022, 427,500 stock options and 345,266 RSUs were not included in the calculation of diluted earnings per share since to include them would be anti-dilutive.

14.	Cash flow items

Adjustment for other non-cash items within operating activities:

		Year Ended
($000s)	Notes	December 31, 2022	December 31, 2021
Impairment of investment in associate	6	873	-
Equity loss of associate	6	207	221
Unrealized gain on convertible notes receivable	7	(25)	(104)
Accrued interest income on convertible notes receivable	7	(39)	(39)
Depreciation	9	84	85
Finance costs, net		72	110
Effects of exchange rate fluctuation on cash and cash equivalents	7	(3,216)	184
		(2,044)	457

15.	Fair value of financial assets and liabilities

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value.

Level 1: Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts, volatility measurements used to value option contracts and observable credit default swap spreads to adjust for credit risk where appropriate), or inputs that are derived principally from or corroborated by observable market data or other means.

Level 3: Inputs are unobservable (supported by little or no market activity).

The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

The Company’s fair values of financial assets and liabilities were as follows:

	December 31, 2022
($000s)	Carrying Amount	Level 1	Level 2	Level 3	Total Fair Value
Assets
Cash and cash equivalents	46,150	46,150	-	-	46,150
Short-term deposits	81,690	81,690	-	-	81,690
Amounts receivable	6,260	6,260	-	-	6,260
Investment in marketable securities	3,696	3,696	-	-	3,696
Convertible notes receivable	631	-	-	631	631
Long-term receivables	51,703	51,703	-	-	51,703
	190,130	189,499	-	631	190,130
Liabilities
Accounts payable and accrued liabilities	42,956	42,956	-	-	42,956
Secured note	263,541	-	-	263,541	263,541
	306,497	42,956	-	263,541	306,497

	December 31, 2021
($000s)	Carrying Amount	Level 1	Level 2	Level 3	Total Fair Value
Assets
Cash and cash equivalents	11,523	11,523	-	-	11,523
Short-term deposits	29,243	29,243	-	-	29,243
Amounts receivable and prepaid expenses	5,229	5,229	-	-	5,229
Investment in marketable securities	3,367	3,367	-	-	3,367
Convertible notes receivable	606	-	-	606	606
Long-term receivables	13,038	13,038	-	-	13,038
	63,006	62,400	-	606	63,006
Liabilities
Accounts payable and accrued liabilities	12,165	12,165	-	-	12,165
	12,165	12,165	-	-	12,165

The carrying value of cash and cash equivalents, short-term deposits, amounts receivable and accounts payable and accrued liabilities approximate their fair values due to the short-term maturity of these financial assets and liabilities.

The Company’s financial risk exposures and the impact on the Company’s financial instruments are summarized below:

Credit Risk

The Company’s credit risk is primarily attributable to short-term deposits, convertible notes receivable, and receivables included in amounts receivable and prepaid expenses. The Company has no significant concentration of credit risk arising from operations. The short-term deposits consist of Canadian Schedule I bank guaranteed notes, with terms up to one year but are cashable in whole or in part with interest at any time to maturity, for which management believes the risk of loss to be remote. Management believes that the risk of loss with respect to financial instruments included in amounts receivable and prepaid expenses to be remote.

Liquidity Risk

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at December 31, 2022, the Company had cash and cash equivalents of $46.2 million and short-term deposits of $81.7 million (December 31, 2021 - $11.5 million and $29.2 million, respectively) for settlement of current financial liabilities of $47.3 million (December 31, 2021 - $12.2 million). Except for the secured note liability and the reclamation obligations, the Company’s financial liabilities primarily have contractual maturities of 30 days and are subject to normal trade terms. The Company’s ability to fund its operations and capital expenditures and other obligations as they become due is dependent upon market conditions.

The following tables detail the Company’s expected remaining contractual cash flow requirements for its financial liabilities on repayment or maturity periods. The amounts presented are based on the contractual undiscounted cash flows and may not agree with the carrying amounts in the Consolidated Statements of Financial Position.

($000s)	Less than 1 year	1-3 years	3-5 years	Greater than 5 years	Total
Secured note including interest	19,808	39,616	39,616	164,501	263,541
Flow-through share expenditures	15,023	-	-	-	15,023
Lease obligation	669	834	106	92	1,701
	35,500	40,450	39,722	164,593	280,265

As the Company does not generate cash inflows from operations, the Company is dependent upon external sources of financing to fund its exploration projects and on-going activities. If required, the Company will seek additional sources of cash to cover its proposed exploration and development programs at its key projects, in the form of equity financing and from the sale of non-core assets. Refer to Note 13 for details on equity financing.

Market Risk

(a)	Interest Rate Risk

Interest rate risk is the risk that the future cash flows of a financial instrument or its fair value will fluctuate because of changes in market interest rates. The secured note liability (Note 12) bears interest at a fixed rate of 6.5% per annum. The Company’s current policy is to invest excess cash in Canadian bank guaranteed notes (short-term deposits). The short-term deposits can be cashed in at any time and can be reinvested if interest rates rise.

(b)	Foreign Currency Risk

The Company’s functional currency is the Canadian dollar and major purchases are transacted in Canadian and US dollars. The secure note liability and the related interest payments are denominated in US dollars. The Company has the option to pay the interest either in cash or in shares. The Company also funds certain operations, exploration and administrative expenses in the United States on a cash call basis using US dollar cash on hand or converted from its Canadian dollar cash. Management believes the foreign exchange risk derived from currency conversions is not significant to its operations and has not entered into any foreign exchange hedges. As at December 31, 2022, the Company had cash and cash equivalents, investment in associate, convertible notes receivable, loan receivable, reclamation deposits, accounts payable, accrued liabilities and secured note that are in US dollars.

(c)	Investment Risk

The Company has investments in other publicly listed exploration companies which are included in investments. These shares were received as option payments on certain exploration properties the Company owns or has sold. In addition, the Company holds $3.6 million in a gold exchange traded receipt that is recorded on the consolidated statements of financial position in investments. The risk on these investments is significant due to the nature of the investment but the amounts are not significant to the Company.

16.	Corporate and administrative expenses

($000s)	2022	2021
Employee compensation	7,479	5,781
Stock-based compensation	3,138	3,506
Professional fees	2,591	1,828
Other general and administrative	2,882	2,264
	16,090	13,379

17.	Related party disclosures

Compensation to key management personnel of the Company:

($000s)	2022	2021
Compensation of directors:
Directors’ fees	560	431
Stock-based compensation	675	704
	1,235	1,135

Compensation of key management personnel:
Salaries and consulting fees	7,892	5,773
Stock-based compensation	2,026	2,226
	9,918	7,999
	11,153	9,134

During year ended December 31, 2022 and 2021, there were no payments to related parties other than compensation paid to key management personnel. These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

18.	Income taxes

($000s)	2022	2021

Deferred tax expense (recovery)	8,268	4,630
	8,268	4,630

Tax expense (recovery) recognized in other comprehensive income or directly in equity

($000s)	2022	2021

Financing costs - recognized in statement of equity	(330)	(438)
Unrealized gain or loss on marketable securities - recognized in OCI	831	(61)
	501	(499)

In 2022, the Company recognized income tax expense of $8.3 million, primarily due to the deferred tax liability arising from the gain recognized on remeasurement of the fair value of the secured note liability, and from the renouncement of expenditures related to the June 2021 flow-through shares issued which are capitalized for accounting purposes. The income tax expense was partially offset by income tax recovery arising from the losses in the period. The income tax impact of the revaluation of the secured note liability that was recorded through other comprehensive income (loss) during 2022, of $0.05 million, was also recorded through other comprehensive income (loss).

(a)	Rate Reconciliation

The provision for income taxes differs from the amount that would have resulted by applying the combined Canadian Federal, Ontario, British Columbia, Northwest Territories and Yukon statutory income tax rates of 26.68% (2021 - 26.63%).

($000s)	2022	2021
Earnings before income taxes	874	5,525
	26.68%	26.63%
Tax expense calculated
Using statutory rates	233	1,471
Non-deductible items	2,280	303
Difference in foreign tax rates	103	(8)
Change in deferred tax rates	(116)	(132)
Movement in tax benefits not recognized	2,996	949
Impact of true-up of prior year balances	124	1
Renouncement of flow-through expenditures	2,525	2,020
Other	123	24
Income tax expense	8,268	4,630

(b)	Deferred Income Tax

The following table summarizes the significant components of deferred income tax assets and liabilities:

($000s)	December 31, 2022	December 31, 2021
Deferred income tax assets:
Property and equipment	565	292
Provision for reclamation liabilities	1,235	595
Financing costs	2,487	2,080
Non-capital loss carryforwards	38,255	33,098

Deferred income tax liabilities:
Mineral interests	(63,710)	(59,229)
Secured note	(10,766)	-
Net deferred income tax liabilities	(31,934)	(23,164)

(c)	Unrecognized Deferred Tax Assets

The company has not recognized deferred income tax assets in respect of the following tax effected deductible temporary differences:

($000s)	December 31, 2022	December 31, 2021
Marketable securities	137	182
Loss carryforwards	834	798
Investment tax credits	1,481	1,481
Foreign tax credits	268	268
Mineral properties	437	140
Provision for reclamation liabilities	1,091	1,083

Deferred tax has not been recognized on the deductible temporary difference of $2.1 million (2021 - $3.2 million) relating to investments in subsidiaries as these amounts will not be distributed in the foreseeable future.

The tax losses not recognized expire as per the amount and years noted below. The deductible temporary differences do not expire under the current tax legislation. Deferred tax assets have not been recognized in respect of these items because it is not probable that future taxable profit would be available against which the Company can utilize the benefits there from.

(d)	Income Tax Attributes

As at December 31, 2022, the Company had the following income tax attributes to carry forward.

	($000s)	Expiry date
Canadian non-capital losses	143,103	2042
Canadian capital losses	2,571	Indefinite
Canadian tax basis of mineral interest	406,278	Indefinite

US non-capital losses	480	2042
US tax basis of mineral interest	23,201	Indefinite

19.	Commitments and contingencies

	Payments due by years
($000s)	Total	2023	2024-25	2026-27	2028-29
Secured note – interest	138,656	19,808	39,616	39,616	39,616
Capital expenditure obligations	104,688	98,128	6,560	-	-
Flow-through share expenditures	15,023	15,023	-	-	-
Mineral interests	5,782	826	1,652	1,652	1,652
Lease obligation	1,701	669	834	106	92
	265,850	134,454	48,662	41,374	41,360

In 2022, the Company entered into a Facilities Agreement with BC Hydro covering the design and construction of facilities by BC Hydro to supply construction phase hydro-sourced electricity to the KSM project.

The cost to complete the construction is estimated to be $32.8 million of which the Company has paid $11.7 million to BC Hydro and the remaining balance is due in 2023. In addition, the Facilities Agreement requires $54.2 million in security or cash from the Company for BC Hydro system reinforcement which is required to make the power available of which the Company has paid $21.2 million to BC Hydro and the balance is due in 2023. The $54.2 million system reinforcement security will be forgiven annually, typically over a period of less than 8 years, based on project power consumption. Subsequent to December 31, 2022, $43.7 million was paid to BC Hydro.

Prior to its maturity, the secured note bears interest at 6.5%, or US$14.6 million per annum, payable quarterly in arrears. The Company can elect to satisfy interest payments in cash or by delivering common shares. Refer to Note 12 for details on the secured note.

As previously disclosed in the Company’s prior years financial statements, in 2019 the Company received a notice from the CRA that it proposed to reduce the amount of expenditures reported as Canadian Exploration Expenses (CEE) for the three-year period ended December 31, 2016. The Company has funded certain of its exploration expenditures, from time-to-time, with the proceeds from the issuance of flow-through shares and renounced, to subscribers, the expenditures which it determined to be CEE. The notice disputes the eligibility of certain types of expenditures previously audited and approved as CEE by the CRA. The Company strongly disagrees with the notice and responded to the CRA auditors with additional information for their consideration. In 2020, the CRA auditors responded to the Company’s submission and, although accepting additional expenditures as CEE, reiterated that their position remains largely unchanged and subsequently issued reassessments to the Company reflecting the additional CEE expenditures accepted and $2.3 million of Part Xll.6 tax owing. The Company has been made aware that the CRA has reassessed certain investors who subscribed for the flow-through shares, reducing CEE deductions. Notice of objections to the Company’s and investors’ reassessments have been filed for all those that have been received and will be appealed to the courts, should the notice of objections be denied. The Company has indemnified the investors that subscribed for the flow-through shares. The potential tax indemnification to the investors is estimated to be $10.8 million, plus $2.9 million potential interest. No provision has been recorded related to the tax, potential interest, nor the potential indemnity as the Company and its advisors do not consider it probable that there will ultimately be an amount payable.

During 2021 and 2022, the Company deposited $9.3 million into the accounts of certain investors with the Receiver General, in return for their agreement to object to their respective assessments and agreement to repay the Company the full amount deposited on their behalf upon resolution of the Company’s appeal. The deposits made has been recorded as long-term receivables on the statement of financial position as at December 31, 2022.